BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 2929 Allen Parkway, 20th Floor Houston, TX 77019 Tel: 713-960-1706 Fax: 713-960-9549 www.bdo.com July 1, 2021 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on June 29, 2021, to be filed by our former client, Flotek Industries, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, /s/ BDO USA, LLP